

February 6, 2013

Via E-Mail
Patrick J. Allin
Chief Executive Officer
Textura Corporation
1405 Lake Cook Road
Deerfield, IL 60015

> **Re: Textura Corporation**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted January 9, 2013**
> **CIK No. 0001565337**

Dear Mr. Allin:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further

comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

3.   Please confirm that the third-party studies referenced in the draft registration statement were not commissioned for you or for use in the offering.

4.   Please provide us with the relevant portions of the industry research reports you cite, such as the study from Global Construction Perspectives from 2010. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Please tell us what consideration you have given to providing more recent reports, and whether such reports would provide additional insight into this market.

Prospectus Summary

Our Industry, page 2

5.   You state that the outlook for the construction industry is strong, and you provide examples of economic and business factors that buttress your statement. Please balance your disclosure in this section by discussing the corresponding risks facing the construction industry.

Our Key Business Attributes, page 3

6.   You state that you have experienced high client retention. Please provide specific quantitative disclosures in this regard, here and elsewhere in the registration statement where you discuss client retention.

Our Strategy, page 4

7.   You state that you intend to expand globally, and that you believe that your growth prospects could be even stronger outside North America. Please disclose the proportion of your revenues that have been generated outside North America.

8.   Similarly, you state that in seeking to expand globally you are responding to growing demand from your increasingly multinational clients and potential clients. Please provide additional specificity and substantiation for these claims.

9.   We note that you intend to increase the number of industries you serve. Please fully disclose what experience you have in the industries you have identified in the disclosures, and please discuss with more specificity how you intend to enter these markets, and any corresponding risks associated with entry into these markets.

Summary Consolidated Financial Data, page 8

10.   Revise to provide footnote disclosure to explain how the company is calculating pro forma net loss per share and pro forma weighted average common shares outstanding, basic and diluted. Similar concerns apply to your disclosure on page 39.

11.   Please consider revising to provide pro forma consolidated balance sheet data to be consistent with your pro forma information presented in the table in your capitalization disclosure on page 35.

Risk Factors

Interruptions or delays in the services provided by third-party data centers…, page 21

12.   Please tell us whether you considered including a separately captioned risk factor discussing any material risks that result from the situs of your primary data-center in the same metropolitan area where you maintain your backup facility.

13.   It appears that your operations depend on your relationship with your data-center. Please tell us what consideration you gave to disclosing in Business, any specific rights and obligations under the agreement with the identified data-center.

If we fail to comply with the reporting requirements under the Exchange Act…, page 24

14.   You disclose that in the context of preparing for future compliance requirements, you identified a material weakness in your financial reporting systems. Please consider disclosing the existence of a material weakness in a separately captioned risk factor.

Capitalization, page 34

15.   We note your pro forma adjustment to reflect the automatic conversion of convertible debentures upon completion of your IPO, which is pending the number of shares and price since the conversion prices is equivalent to the IPO price. Based upon our review of your disclosure in Note 18 on page F-34, it appears that all or a significant portion of your convertible debentures were converted subsequent to September 30, 2012. In light of this information, please consider revising this adjustment to be reflective of the actual conversions that occurred subsequent to September 30, 2012. Ensure you also revise your disclosures on page 6.

16.   Revise to indicate that the conversion of the convertible preferred stock and the Submittal Exchange Holdings, LLC Class A Preferred Units is automatic upon completion of the IPO. Ensure you also revise your disclosures on page 6.

17.   Tell us what consideration you gave to including a pro forma adjustment to include the additional compensation expense you will record for RSUs upon completion of your IPO,

including the expected tax impact, if any. It appears that such an adjustment would meet the criteria of Rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

18.   Please discuss the strategies the company plans to pursue and the specific steps it currently intends to take to address the conditions that have yielded continuing, increasing historical net losses in the context of substantial revenue growth. Please explain how the planned application of the proceeds of the offering relates to management's strategies in this respect.

19.   Please expand your disclosures throughout this section to fully address the operational and financial impacts of your acquisition of Submittal Exchange, LLC on your company. For example, please fully discuss:
   - The acquisition impact on activity-driven revenue, on page 54; and
   - acquisition impact on the Projects Added metric, to fully distinguish between organic and acquisition related growth, on page 43.

Overview, page 41

20.   You state that your activity-driven revenue and organization driven revenue have historically been recurring with high visibility. Please explain the meaning of the phrase "high visibility" or revise to provide a more transparent description of the information you wish to convey to potential investors.

21.   You state that the projects being managed on your solutions have exhibited a predictable pattern of fee generation over their duration. Please further expand this disclosure to fully clarify the basis for this belief. Discuss the extent to which the pattern of fee generation has been predictable.

22.   You state that clients typically pay you fees upfront or in advance of solution usage. Please balance your disclosure to address the practical consequences to your business and its investors that are associated with this fee structure.

Key Business Metrics

Activity-Driven Revenue, page 43

23.   Please revise disclosures associated with the client-reported construction value added metric, to address any limitations or risks associated with use of and reliance upon unverified data that may be inconsistently provided by clients.

24.   We note your disclosure of the "active projects during period" and "number of projects added" metrics. With a view to disclosure, please tell us whether any material portion of your client base includes users who were provided access to the platform on a promotional basis.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 46

25.   When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

26.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

27.   Please revise to disclose the significant factors contributing to the difference between the underlying fair value of your common stock as of September 2012 and October 2012. Also, when the IPO price is available, please revise to disclose the significant factors contributing to the difference between the IPO price and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

28.   Please tell us the names and prices of publicly traded securities of comparable companies used in each of your valuation analyses for stock option grants during fiscal 2012 and subsequent equity issuances, if any. In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of underlying common stock for your option grants. In addition, confirm if the same set of comparables was used for establishing market multiples, volatility, and your discount rates.

29.   You disclose on page 48 that you considered recent privately negotiated sales of your securities to independent third parties. Please explain how these private transactions were considered in your analysis of the underlying fair value of common stock. Supplementally, please provide us with the date, number of shares, and prices for the sales considered.

Goodwill, page 50

30.   Revise to disclose whether you have determined that the estimated fair value of your
reporting unit substantially exceeds its carrying value and if so please revise to disclose
this determination. To the extent that your reporting unit has an estimated fair value that
is not substantially in excess of the carrying value and is at potential risk of failing step
one of your goodwill impairment analysis, please tell and disclose the following:
   • the percentage by which the fair value of the reporting unit exceeded the carrying
     value as of the date of most recent test;
   • discuss the degree of uncertainty associated with the key assumptions used in
     determining the fair value of your reporting unit; and
   • describe the potential events and/or changes in circumstances that could reasonably
     be expected to negatively affect the key assumptions used in determining fair value
Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No.
33-8350.

Results of Operations, page 54

31.   You state that a change in pricing structure for subcontractor clients took effect during
fiscal 2011. Please expand the disclosure in this context to discuss this change and the
impact it had on your operations and financial results.

32.   Revise to address the reasons for the improvement in cost of services as a percentage of
revenues from fiscal 2010 to fiscal 2012.

Liquidity and Capital Resources, page 58

33.   In quantitative terms discuss your capital needs to finance your expected operations in
accordance with your business plan for a period of one year from the date of the
prospectus.

Contractual Obligations, page 59

34.   You failed to satisfy a loan covenant concerning debt service coverage ratios that are
terms of a loan from First Midwest Bank. Please disclose in Contractual Obligations the
required coverage ratios in quantitative terms, and the specific nature of the deficiency.
Please refer to Interpretive Release No. 33-8350, in formulating your response.

Internal Control over Financial Reporting, page 60

35.   Please revise to disclose how long you estimate it will take to complete your remediation
plan and disclose any material costs associated with that you have, or expect to be,
incurred.

Business

Overview, page 63

36.   You state that as of September 30, 2012, your solution has been used to help manage over 11,000 commercial construction projects representing more than $100 million in construction value. Please provide context for your disclosure of what appears to be a cumulative number of customers over years of operations, please expand to state the approximate number of current users for your products as of a recent date and provide information regarding total and new users of your solution for fiscal year 2012 and 2011.

Bid Management, page 76

37.   You state that you believe that GradeBeam is also one of the largest online networks of industry contractors. Disclose the basis of this belief and clarify the parameter measured in concluding that it is the largest.

Executive Compensation

2012 Summary Compensation Table, page 91

38.   Briefly describe the basis for the variances in awards of options among the name named executive officers.   Refer to the introductory language to paragraph (o) of Item 402 of Regulation S-K.

39.   Please provide a more detailed discussion of the material terms of the employment agreements with Messrs. Allin and Niden. For example, disclose the target annual bonus opportunity for Mr. Allina. See Item 402(o)(1) of Regulation S-K.

Consolidated Financial Statements of Textura Corporation

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

40.   The estimated project life durations and subscription periods disclosed here are not consistent with your disclosures on page 46. Please revise to ensure this information is correct and consistent within your registration statement.

Note 3. Acquisitions, page F-16

41.   Revise to disclose the percentage of voting equity interest you acquired from Submittal Exchange Holdings pursuant to ASC 805-10-50-2.

42.   Revise to disclose the method of determining the fair value of the Class A preferred units (i.e. the noncontrolling interest in Submittal Exchange Holdings) pursuant to ASC 805-30-50-1-b-4.

43.   Revise to disclose the revenue and earnings for your acquisitions, since their acquisition dates, included in the consolidated income statement for the reporting period (i.e., fiscal 2012) pursuant to ASC 805-10-50-2-h-1.

Note 13. Share-Based Compensation to Employees, page F-26

44.   You disclose on page F-28 that if there is a change in control of the company or an initial public offering, RSUs become payable to employees in cash or shares. Please revise to clarify whether RSUs are forfeitable should employment terminate prior to the liquidity condition being met. Additionally, we note from your disclosure on page 45 that you plan to record a one-time charge to share-based compensation expense for those RSUs that become payable upon completion of an IPO. Please disclose this in your footnote disclosure and also disclose how you will record expense for RSUs that are not vested upon effectiveness of your IPO.

Note 18. Subsequent Events, page F-34

45.   Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued. See ASC 855-10-50-1.

46.   Please confirm if all of the outstanding convertible debentures were converted subsequent to September 30, 2012. If not, then please disclose the remaining balance. Furthermore, we note that the only conversion feature for the convertible debentures disclosed in Note 7 is automatic conversion upon the closing of an initial public offering. However, it appears the subsequent conversion occurred at the option of the holders. Please disclose the nature of this optional feature.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submission of HTML versions of the marked document that display changes made within paragraphs are particularly helpful to the review process.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold at (202) 551-3853 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc: Via E-Mail
        Franco Turrinelli, Textura Corporation
        David A. Schuette, Esq., Mayer Brown LLP